PW

11021710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

RECEIVED
MAR 2 8 2011

SEC FILE NUMBER
8- 51808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clinton Avenue; Suite 707
(No. and Street)

Huntsville (City) Alabama (State) 35801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Smith (256) 539-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Smalley, & Adams, PC
(Name – *if individual, state last, first, middle name*)

237 Johnston Street SE (Address) Decatur (City) Alabama (State) 35601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Gregory L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & Associates, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

My commission expires 7/25/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
John R. Adams, CPA

Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Emily R. Corzine, CPA

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
GLS & Associates, Inc.
Huntsville, Alabama

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by GLS & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GLS & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC7). GLS & Associates, Inc.'s management is responsible for the GLS & Associates, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X17A5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

February 22, 2011

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
John R. Adams, CPA

Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Emily R. Corzine, CPA

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
GLS & Associates, Inc.
Huntsville, Alabama

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by GLS & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GLS & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC7). GLS & Associates, Inc.'s management is responsible for the GLS & Associates, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X17A5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

February 22, 2011